Exhibit 99.1

June 24, 2026

Enlivex Treasury Portfolio Update: Listing of the RAIN Token on Gate, One of the World’s Largest Cryptocurrency Exchanges by Spot Trading Volume

●	Ranked second globally in 24-hour spot trading volume, Gate further extends market access and secondary liquidity for Enlivex’s primary digital treasury asset

Nes-Ziona, Israel, June 24, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today announced that its primary treasury asset, the RAIN token, is expected to be listed on the Gate cryptocurrency exchange, effective June 24, 2026 at 10:00 AM UTC. The listing represents a continued expansion of RAIN’s exchange infrastructure, increasing its accessibility, global reach, and token liquidity.

According to Gate, it is one of the world’s pioneering cryptocurrency exchanges, established in 2013. Gate is currently serving over 54 million users globally, consistently ranked among the top three digital asset exchanges worldwide by trading volume and liquidity, and holds the second-largest 24-hour spot trading volume globally. Gate supports spot trading, futures trading, margin trading, and wealth management products for over 4,600 cryptocurrencies.

“Gate is one of the most established and widely accessed cryptocurrency exchanges in the world,” stated Oren Hershkovitz, CEO of Enlivex. “Exchange listings on platforms of this caliber expand the secondary market infrastructure around our primary treasury asset. We view each such listing as a positive step in building the long-term accessibility and market depth of our RAIN holdings.”

Enlivex’s digital asset treasury strategy is focused on the acquisition of RAIN tokens. The Company previously announced that, as of June 21, 2026, it held 79,568,550,005 RAIN tokens with a total value of approximately $1.14 billion1, representing a treasury NAV per Share of $4.67. The updated unaudited mark-to-market treasury metrics are publicly available on the Company’s website at https://enlivex.com/dashboard/. Detailed information about the RAIN token’s listing on various exchanges, daily trading volume and other parameters can be found on https://coinmarketcap.com/currencies/rain/.

RAIN serves as the governance and utility token of a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol enables users globally to create, trade, and resolve markets tied to real-world events through a transparent and automated on-chain framework.

About Enlivex

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum.

This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

[1]	Valuation calculated using the closing price of the token as quoted on https://coinmarketcap.com/currencies/rain/

June 24, 2026

Forward-looking statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

Enlivex contact

Shachar Shlosberger
CFO
Enlivex Ltd.
shachar@enlivex.com